MEDICIS PHARMACEUTICAL CORPORATION
7720 North Dobson Road
Scottsdale, Arizona 85256
February 24, 2009
Via EDGAR and Overnight Delivery
Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Medicis Pharmaceutical Corporation
Form 10-K/A for the Fiscal Year Ended December 31, 2007
Filed November 10, 2008
Definitive Proxy Statement on Schedule 14A
Filed April 8, 2008
Form 10-Q for the Quarterly Period Ended September 30, 2008
Filed November 10, 2008
File No.: 001-14471
Dear Mr. Rosenberg:
     We are responding to the Staff’s verbal comment given to us on February 20, 2009, regarding its review of the above-referenced filings of Medicis Pharmaceutical Corporation (“Medicis” or the “Company”). We have set forth below our response to that verbal comment as it relates to our response to the Staff’s letter of December 23, 2008. For ease of reference, we have included the Staff’s verbal comment in its entirety in bold and italicized text preceding our response.
Form 10-K/A for the fiscal year ended December 31, 2007
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Items Deducted From Gross Revenue, page 78
1.	Please refer to your response to prior comment 2 and your proposed revised disclosure; we believe that you should continue to disclose your inability to identify sales returns related to sales for the current period or prior periods and include disclosure similar to your response, which states why this is the case (e.g. that you track your data by lots for

Securities and Exchange Commission
February 24, 2009

which the sale of the lot can be over several periods) and how, regardless of this, you are still able to gain comfort with your current reserve amount. Please ensure that your revised disclosure also states that excess of projected demand is inventory that exceeds demand projected for an eight (8) week period.
     We will continue to disclose that we are unable to identify returns or credits to certain sales, and that as a result, we cannot specify the amount of the provision that relates to sales made in prior periods. In addition, we will expand our disclosure to include a discussion related to our tracking of returns by lot, and that due to the large size of many of these lots, sales may extend over a prolonged period (i.e. several months and sometimes several quarters depending on expiration date of product) which makes matching sales returns with sales made during a particular reporting period impractical. We will also expand our disclosure to better define what is meant by the term “excess of projected demand”.
     Our response, in disclosure format, as it would have appeared in our Form 10-K/A for the fiscal year ended December 31, 2007, is as follows (please note that the following changes or additions, which are in bold text below, will be reflected in our Form 10-K for the fiscal year ended December 31, 2008):
     Items Deducted From Gross Revenue
     Provisions for estimated product returns, sales discounts, chargebacks, managed care and Medicaid rebates and consumer rebate and loyalty programs are established as a reduction of product sales revenues at the time such revenues are recognized. In addition, we defer revenue for certain sales of inventory into the distribution channel that are in excess of eight (8) weeks of projected demand. These deductions from gross revenue are established by us as our best estimate at the time of sale based on historical experience adjusted to reflect known changes in the factors that impact such reserves, including but not limited to: prescription data, industry trends, competitive developments and estimated inventory in the distribution channel. Our estimates of inventory in the distribution channel are based on inventory information reported to us by our major wholesale customers for which we have inventory management agreements, historical shipment and return information from our accounting records and data on prescriptions filled, which we purchase from IMS Health, Inc. (IMS), one of the leading providers of prescription-based information. We regularly monitor internal as well as external data from our wholesalers, in order to assess the reasonableness of the information obtained from external sources. We also utilize projected prescription demand for our products, as well as our internal information regarding our products. These deductions from gross revenue are generally reflected either as a direct reduction to accounts receivable through an allowance, as a reserve within current liabilities, as an addition to accrued expenses, or as deferred revenue within current liabilities.
     [The following paragraph will be added back into our disclosure as revised] We identify product returns by their manufacturing lot number. Because we manufacture in bulk, lot sizes can be

Securities and Exchange Commission
February 24, 2009

large and as a result sales of any individual lot may occur over several periods. As a result, we are unable to specify if actual returns or credits relate to a sale that occurred in the current or prior period, and therefore, we cannot specify how much of the provision recorded relates to sales made in prior periods. However, we believe the process discussed above, including the tracking of returns by lot, and the availability of other internal and external data allows us to reasonably estimate the level of product returns, as well as estimate the level of expected credits associated with rebates or chargebacks.
Our accounting policies for revenue recognition have a significant impact on our reported results and rely on certain estimates that require complex and subjective judgment on the part of our management. If the levels of product returns, inventory in the distribution channel, cash discounts, chargebacks, managed care and Medicaid rebates and consumer rebate and loyalty programs fluctuate significantly and/or if our estimates do not adequately reserve for these reductions of gross product revenues, our reported net product revenues could be negatively affected.
*     *     *     *
     In addition, the Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have further questions or comments, please do not hesitate to contact the undersigned at (602) 808-8800.

Sincerely, Medicis Pharmaceutical Corporation
/s/ Richard D. Peterson
Richard D. Peterson
Executive Vice President, Chief Financial Officer and Treasurer

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